SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02 JUL -9 AM 11:05

82-862

02042456

June 27, 2002 L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

SUPPL

REFERENCE: ~~82-8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated June 27, 2002 and entitled, "Synex International Announces Progress of Power Project" (one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

Yours truly
SYNEX INTERNATIONAL INC.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Alan W Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

82-8362

NEW RELEASE

TSE : SXI **June 27, 2002**

SYNEX INTERNATIONAL ANNOUNCES PROGRESS OF POWER PROJECT

Synex International Inc. is providing an update on the advancement of the power project by Coast Mountain Power Corp., a company listed on Canadian Venture Exchange, of which Synex International through its wholly owned subsidiary, Synex Energy Resources Ltd, owns a minority interest.

On June 21, 2002, , Coast Mountain Power, announced that its application for a project approval certificate for the Forrest Kerr Hydroelectric Project under the British Columbia Environmental Assessment Act, has been filed and accepted for review.

The Forrest Kerr Project is a 100 MW hydroelectric power plant to be located on the Iskut River, approximately 100 km northwest of Stewart, British Columbia.

Coast Mountain has stated publicly that it has taken over one year to compile the data used in the application and that to date it is not aware of any significant adverse issue in respect of the related environmental, socio-economic or cultural aspects of the project.

Synex International Inc. is a public company, trading on the Toronto Stock Exchange with three operating divisions covering: the development and operation of electrical generation facilities; the development and marketing of business intelligence and accounting related software products; and an engineering group providing services for the control and use of water, particularly hydroelectric facilities.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver BC V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286